

April 21, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Health, Inc.
161 First Street
Cambridge, Massachusetts 02472

Re: Seres Health, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted April 8, 2015
CIK No. 0001609809

Dear Dr. Pomerantz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, page 1

1. We note your risk factor disclosure at page 16 that the FDA has requested that you conduct a Phase 2 portion of the Phase 2/3 pivotal clinical trial for SER-109 to evaluate your new formulation of SER-109 before conducting the Phase 3 portion of the trial. We also note your disclosure that the Phase 2 portion will include predefined efficacy and safety objectives that must be met to continue on to the Phase 3 portion of the trial. Please revise your prospectus summary to briefly discuss the FDA's requirement that you conduct a Phase 2 trial that must meet certain safety and efficacy objectives prior to commencement of the Phase 3 portion. In addition, where you describe the plans for

your Phase 2/3 trial elsewhere in the prospectus, please discuss the specific predefined efficacy and safety requirements for the Phase 2 portion of the trial.

<u>Intellectual Property, page 104</u>

2. We note your response to our prior comment 3 and you disclosure that SER-109i is, at present, not sufficiently defined to allow the Company to determine whether SER-109i will be covered by any members of the Company's existing patent portfolio. Please revise your intellectual property disclosure to reflect this uncertainty concerning the patent protection for SER-109i.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Peter N. Handrinos
        Latham & Watkins LLP